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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 14D-9/A
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                     ELSAG BAILEY PROCESS AUTOMATION N.V.
                         ELSAG BAILEY FINANCING TRUST
                           (Name of Subject Company)

                     ELSAG BAILEY PROCESS AUTOMATION N.V.
                     (Name of Person(s) Filing Statement)

                  COMMON SHARES, PAR VALUE NLG1.00 PER SHARE
           5 1/2% CONVERTIBLE TRUST ORIGINATED PREFERRED SECURITIES
                        (Title of Class of Securities)

                 Common Shares:                     N2925S101
                 Preferred Securities:              290205301
                                                    290205103
                                                    U28430202
                     (CUSIP Number of Class of Securities)

                              MARK V. SANTO, ESQ.
                   GROUP VICE PRESIDENT AND GENERAL COUNSEL
                     ELSAG BAILEY PROCESS AUTOMATION N.V.
                            c/o Elsag Bailey, Inc.
                              29801 Euclid Avenue
                          Wickliffe, Ohio 44092-1898
                                (440) 585-8500
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person(s) filing statement)

                                with a copy to:

                          W. PRESTON TOLLINGER, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 Park Avenue
                           New York, New York 10178
                                (212) 309-6915
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         This Amendment No. 3 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed on October 20, 1998 (as amended and supplemented, the "Schedule 14D-9") relating to the offer (the "Offer") by ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon, and (ii) 5 1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 8.      ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         Reference is made to the press release issued by the Company on January 8, 1999, the full text of which set forth in Exhibit 12 and is incorporated herein by reference.

Item 9. MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

Exhibit Number         Description
--------------         -----------

Exhibit 12             Press Release of the Company issued on January 8, 1999.


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

Dated:  January 11, 1999                 ELSAG BAILEY PROCESS AUTOMATION N.V.

                                         By:  /s/ Vincenzo Cannatelli
                                             ----------------------------------
                                                 Name:  Vincenzo Cannatelli
                                                 Title: Managing Director


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